FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

03032942

03 OCT 29 AM 7:21

October 21, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

/dc

Encl.

dlw 10/29

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-

File No. 82-3929

NEWS RELEASE

October 21, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report assay results from character samples taken at intervals in the massive hemoilmenite sections of drill holes #5 through #10 on its Mingan Titanium Option, previously reported (July 25, September 3, 2003). These samples consist of 5 cm lengths of unsplit core, taken at one to two metre intervals by the Company's qualified person, M. Louis Caron, P. Geol. Assays were carried out by ALS Chemex/Chimitec in Val D'Or, Quebec.

Forty samples were taken from a total of ten massive hemoilmenite sections. Returns from the sections averaged 33.9% TiO_2, 57.3% Fe_2O3, and 2.2% MgO, with ranges of 33.0% to 35.7%, 54.9% to 60.0%, and 1.9% to 2.4% respectively. These assays further confirm the homogeneity of the massive hemoilmenite, and fall within the ranges of values previously reported (May 9 and June 6, 2003).

Three additional vertical holes have been completed in the vicinity of Hole #8, which returned five sections of massive hemoilmenite totaling 32.5 metres in a 56 metre hole. The country rock is gabbroic anorthosite with the occasional diabase dyke. Hole #11, located 29 metres southeast of #8 returned 5.3 metres of semi massive hemoilmenite from surface to 5.6 metres in the hole, which terminated at 39 metres. Hole #12, located 15 metres southwest of #8 returned 37.3 metres of massive hemoilmenite from 17.9 metres in the hole to its base at 55.2 metres, where it was stopped in massive material due to caving. This section contains a few 1 metre diabase dykes. Hole #13, located 33 metres north northeast of #8, contained no massive hemoilmenite and finished at 38.7 metres. Stripping is planned in this eastern sector of the southern residual gravity anomaly. (September 3, 2003 release).

Drilling is scheduled to start in the central part of the northern residual gravity anomaly about 200 metres east northeast of Hole #5 (and 300 metres northest of Hole #8) where trenching has exposed massive hemoilmenite outcrop.

Regional reconnaissance has identified two previously unknown, and potentially sizeable occurrences of massive hemoilmenite on separate claim blocks.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172